Issuer Free Writing Prospectus dated December 11, 2023

Filed pursuant to Rule 433 under the Securities Act of 1933

Relating to the Prospectus dated December 11, 2023

Registration Statement No. 333-275172

This free writing prospectus relates only to, and should be read together with, the prospectus dated December 11, 2023 (File No. 333-275172) of DIRTT Environmental Solutions Ltd., which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1340476/000119312523292032/d576166d424b4.htm

PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO

MAKE A DECISION PRIOR TO 5:00 P.M. (EASTERN TIME) ON JANUARY 5, 2024.

This amended and restated rights offering circular (the “Circular”) is prepared by management. No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this Circular. Any representation to the contrary is an offence.

This is the amended and restated circular we referred to in the December 11, 2023 amended and restated rights offering notice (the “Notice”), which you should have already received. Your rights direct registration advice statement evidencing your rights (a “Rights DRS Advice”) and relevant forms were enclosed with the Notice. This Circular should be read in conjunction with the Notice and our continuous disclosure prior to making an investment decision.

This Circular does not constitute an offer or a solicitation in any jurisdiction in which, or to any person to whom, such offer or solicitation is unlawful.

The Offering (as defined herein) is being conducted, and rights are being distributed to registered DIRTT shareholders resident in each province and territory of Canada, on a prospectus-exempt basis pursuant to National Instrument 45-106 – Prospectus Exemptions and, to registered DIRTT shareholders resident in the Eligible Jurisdictions (as defined herein), pursuant to a prospectus (the “U.S. Prospectus”) contained in DIRTT’s registration statement on Form S-1 (File No. 333-275172) (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”).

The Offering is not made in any jurisdiction where the Company is not eligible to make the offer. This Circular does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States or to, or for the benefit of, any U.S. person (as that term is defined in Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States.

If you are resident in, or otherwise subject to securities laws of, the U.S., you should consult the U.S. Prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and this Offering before investing in this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company will arrange to send you the U.S. Prospectus if you request it by contacting the Company’s investor relations group by email at ir@dirtt.com or 1-800-605-6707.

Amended and Restated Rights Offering Circular                                                                                                                        December 11, 2023

DIRTT ENVIRONMENTAL SOLUTIONS LTD.

OFFERING OF RIGHTS TO SUBSCRIBE FOR UP TO 85,714,285 COMMON SHARES

Price: C$0.35 per Common Share

Except as otherwise indicated herein or as the context otherwise requires, references in this Circular to “DIRTT”, the “Company”, “we”, “us” and “our” refer to DIRTT Environmental Solutions Ltd. and, where appropriate, our subsidiary. References in this Circular to “you”, “your” and similar terms refer to shareholders of the Company. Unless otherwise indicated, reference herein to “$”, “US$” or “dollar” are to U.S. dollars and reference to “C$” is to Canadian dollars. Certain terms used in this Circular are defined elsewhere herein.

SUMMARY OF THE RIGHTS OFFERING

Why are you reading this Circular?

We are distributing, at no charge, to holders of our common shares of record as of the close of business on December 12, 2023 (the “Record Date”), transferable subscription rights (the “Rights”) to purchase up to an aggregate of 85,714,285 common shares (“Common Shares”) on the terms and conditions described in this Circular (the “Offering”). Each holder will receive one Right for each Common Share owned by such holder at the close of business on the Record Date. Each Right will entitle its holder to purchase 0.81790023 Common Shares at a subscription price of C$0.35 per whole Common Share (the “Subscription Price”), subject to the terms described in this Circular. As a result, 1.22264301 Rights are required to subscribe for one whole Common Share. No fractional Common Shares will be issued. Where any exercise of Rights would otherwise entitle a holder of Rights to receive fractional Common Shares, the holder’s entitlement will be reduced and rounded down to the next lowest whole number of Common Shares, and the fraction shall be cancelled without any repayment of capital or other consideration therefor.

The purpose of this Circular is to provide you with detailed information about the Offering and your rights and restrictions in respect thereof. This Circular should be read in conjunction with the Notice, which you should have already received.

The Company expects to use the proceeds of the Offering to reduce its outstanding indebtedness by any one or more of several means, including tender offers, open market or privately negotiated repurchases, or redemptions of its Debentures (as defined herein), or through prepayments or repayment of necessary operating lease facilities and amounts outstanding under the Leasing Facilities (as defined herein). The Company also expects to use the proceeds of the Offering for general corporate purposes, which may include investments in its business, funding potential future cash needs or operating losses, or funding working capital and capital expenditure needs. See “Use of Available Funds” for a further explanation of our intended use of proceeds from this Offering.

What is being offered?

We are distributing, at no charge, one Right for each one Common Share held by our holders of Common Shares as of the close of business on the Record Date.

What does one Right entitle you to receive?

Each Right will entitle its holder to subscribe for 0.81790023 Common Shares at the Subscription Price (the “Basic Subscription Privilege”) on or before 5:00 pm (Eastern Time) (the “Expiration Time”) on January 5, 2024 (the “Expiration Date”), meaning 1.22264301 Rights and payment of C$0.35 is required to purchase one whole Common Share.

If you fully exercise your Basic Subscription Privilege (other than those Rights to acquire less than one whole Common Share, which cannot be exercised) and our other shareholders do not fully exercise their Basic Subscription Privileges, you may also exercise an additional subscription privilege to purchase additional Common Shares (the “Additional Subscription Privilege”) not issued under the Basic Subscription Privilege, subject to the availability and pro rata allocation of Common Shares among shareholders exercising this Additional Subscription Privilege. To the extent the number of Common Shares not issued under the Basic Subscription Privilege is not sufficient to satisfy all of the properly exercised Additional Subscription Privilege requests, then the available Common Shares will be prorated among those who properly exercised Additional Subscription Privileges based on the number of Common Shares that such Rights holder subscribed for under the Basic Subscription Privilege compared to the total number of Common Shares subscribed for under the Basic Subscription Privilege by the holders properly exercising the Additional Subscription Privilege. If this pro rata allocation results in any shareholder receiving a greater number of Common Shares than the shareholder subscribed for pursuant to the exercise of the Additional Subscription Privilege, then such shareholder will be allocated only that number of Common Shares for which the shareholder subscribed for pursuant to the exercise of the Additional Subscription Privilege, and the remaining Common Shares will be allocated among all other shareholders exercising the Additional Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all Common Shares have been allocated or all Additional Subscription Privilege exercises have been fulfilled, whichever occurs earlier.

No fractional Common Shares will be issued. Where any exercise of Rights would otherwise entitle a holder of Rights to receive fractional Common Shares, the holder’s entitlement will be reduced and rounded down to the next lowest whole number of Common Shares, and the fraction shall be cancelled without any repayment of capital or other consideration therefor. Rights will be evidenced by a Rights DRS Advice issued under the direct registration system administered by Computershare Investor Services Inc. (the “Subscription Agent”).

To exercise your Rights, you must complete the subscription form (the “Subscription Form”) included with the Notice and deliver it to the Subscription Agent, together with full payment for all the Rights you elect to exercise under the Basic Subscription Privilege and Additional Subscription Privilege, before the Expiration Time on the Expiration Date. You may deliver the required documents and payments by mail or commercial courier. If regular mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

If you are a beneficial owner of Common Shares that are registered in the name of a broker, dealer, bank or other nominee, you should instruct the Registered Holder of your Common Shares to exercise your Rights on your behalf and deliver all required documents and payment before the Expiration Time on the Expiration Date. You should contact the Registered Holder of the rights as soon as possible as they may establish an earlier deadline for receiving subscription instructions. See “How to Exercise the Rights”.

What is the subscription price?

The Subscription Price for each Common Share issuable pursuant to an exercise of Rights (whether under the Basic Subscription Privilege or the Additional Subscription Privilege) is C$0.35 per whole Common Share, payable in Canadian dollars by money order, bank draft or certified cheque. To be effective, any payment related to the exercise of a Right must clear prior to the Expiration Time on the Expiration Date.

On November 20, 2023, being the last trading day before announcement of the Offering and the determination of the Subscription Price, the closing price of the Common Shares was C$0.46 on the Toronto Stock Exchange (“TSX”).

In accordance with the TSX Company Manual, the Subscription Price must be at least a 25% discount to the market price (as defined under TSX rules) of our Common Shares.

When does the Offering expire?

The Rights may be exercised until the expiration of the Offering, which is 5:00 p.m. Eastern Time, the Expiration Time, on January 5, 2024, the Expiration Date. Any Rights not exercised at or before the Expiration Time will be void and of no value.

What are the significant attributes of the Rights issued under the Offering and the securities to be issued upon the exercise of the Rights?

The Rights entitle the holder to subscribe for 0.81790023 Common Shares at the Subscription Price, exercisable for whole Common Shares only, pursuant to the Basic Subscription Privilege and, if available, the Additional Subscription Privilege, until the Expiration Time on the Expiration Date. Therefore, 1.22264301 Rights are required to subscribe for one whole Common Share. No fractional Common Shares will be issued. Where any exercise of Rights would otherwise entitle a holder of Rights to receive fractional Common Shares, the holder’s entitlement will be reduced and rounded down to the next lowest whole number of Common Shares, and the fraction shall be cancelled without any repayment of capital or other consideration therefor.

The Rights are transferable and are expected to be listed on the TSX on December 11, 2023 under the symbol “DRT.RT”. See “Where will the Rights and Common Shares issuable upon the exercise of the Rights be listed for trading?” for more information.

A holder of Rights is not, by reason of owning the Rights, a shareholder of the Company and does not have any rights of a shareholder.

The Rights are exercisable for fully paid and non-assessable Common Shares. We are authorized to issue an unlimited number of Common Shares, of which 104,797,972 are issued and outstanding as of December 7, 2023. Holders of Common Shares are entitled to receive notice of and to one vote per Common Share held at meetings of our shareholders, to receive such dividends (if any) as the Board of Directors of DIRTT (the “Board”) may declare, and to share equally in such remaining assets of the Company as are distributable to shareholders upon its liquidation, dissolution or winding-up.

What are the minimum and maximum number or amount of Common Shares that may be issued under the Offering?

The Offering is not subject to any minimum subscription level. However, the Company has obtained standby commitments (each a “Standby Commitment”) from each of the Standby Purchasers (as defined herein) to exercise their Basic Subscription Privilege in full and, in addition thereto, to collectively purchase Common Shares not subscribed for by other holders under the Basic Subscription Privilege or Additional Subscription Privilege (“Standby Shares”), and collectively subscribe for Common Shares with an aggregate subscription price of up to C$15,000,000 Common Shares (including Common Shares acquired by such Standby Purchaser under its Basic Subscription Privilege and Additional Subscription Privilege, if any), which will ensure aggregate proceeds from the Offering of C$30,000,000, assuming each of the Standby Purchasers satisfies its Standby Commitment. See “Standby Commitment” and “Insider Participation”.

Assuming the exercise of all Rights, 85,714,285 Common Shares will be issued in connection with the Offering for aggregate gross proceeds of C$30,000,000 (subject to adjustment for rounding).

Where will the Rights and Common Shares issuable upon the exercise of the Rights be listed for trading?

Our outstanding Common Shares are listed on the TSX under the symbol “DRT”. The Rights are expected to be listed on the TSX on December 11, 2023 under the symbol “DRT.RT” until 12:00 pm (Eastern Time) on the Expiration Date at which time the Rights will be halted from trading.

IMPORTANT DATES AND TIMES

Offering announced	November 21, 2023

Original Rights Offering Circular, Rights Offering Notice and news release filed on SEDAR+ and available on the Company’s website at www.DIRTT.com	November 21, 2023

Last day to trade in Common Shares on the TSX (with Rights)	December 8, 2023

Amended and Restated Rights Offering Circular, Rights Offering Notice and news release filed on SEDAR+ and available on the Company’s website at www.DIRTT.com	December 11, 2023

Final U.S. Prospectus with respect to the Offering to shareholders in the United States filed on EDGAR and available on the Company’s website at www.DIRTT.com	December 11, 2023

Listing and trading of Rights commences on the TSX at market open under the trading symbol “DRT.RT”	December 11, 2023

Common Shares commence trading ex-Rights on the TSX	December 11, 2023

Record Date for the Offering	December 12, 2023

Mail Notice, Rights DRS Advice and Subscription Form to registered shareholders in Canada and the U.S.	December 15, 2023

Offering opens for shareholders holding Rights	December 15, 2023

Last day for trading Rights on the TSX	January 5, 2024 (12:00 p.m. Eastern Time)

Offering closes at 5:00 p.m., Eastern Time (Expiration Date)	January 5, 2024

Results of Offering announced by the Company	On or before January 8, 2024

[1]

If you are resident in, or otherwise subject to securities laws of, the U.S., you should consult the U.S. Prospectus and other documents the Company has filed and will file with the SEC for more complete information about the Company and this Offering before investing in this Offering, including, among other things, the Eligible Jurisdictions.

USE OF AVAILABLE FUNDS

What will our available funds be upon the closing of the Offering?

Assuming the exercise of all of the Rights, the maximum net proceeds to the Company from the Offering will be approximately C$29,250,000, after deducting estimated expenses of C$750,000 associated with the Offering. The following table sets out our estimate of the Company’s available funds after giving effect to the Offering.

		Assuming Standby Commitments Only(1)	Assuming 100% of the Offering
A	Amount to be raised by the Offering	C$30,000,000	C$30,000,000
B	Selling commissions and fees	N/A	N/A
C	Estimated Offering costs	C$750,000	C$750,000
D	Available funds: D = A – (B + C)	C$29,250,000	C$29,250,000
E	Working capital deficiency as at most recent month end (deficiency)	N/A	N/A
F	Additional sources of funding	N/A	N/A
G	Total: G = (D + E) – F	C$29,250,000	C$29,250,000

Note:

(1) Performance by the Standby Purchasers of their Standby Commitments will ensure that a total of 85,714,285 Common Shares are sold pursuant to the Offering for gross proceeds of C$30,000,000 (subject to adjustment for rounding), representing 100% of the Offering. The Standby Commitments require each Standby Purchaser to exercise its Basic Subscription Privilege in full and, in addition thereto, to purchase at the Subscription Price 50% of the Standby Shares, up to an aggregate subscription price of C$15,000,000, so that the maximum number of Common Shares that may be issued and sold in connection with the Offering will be for gross proceeds of C$30,000,000. See “Insider Participation” and “Standby Commitment” below.

How will we use the available funds?

The Company expects to use the proceeds of the Offering to reduce its outstanding indebtedness by any one or more of several means, including tender offers, open market or privately negotiated repurchases, or redemptions of its Debentures, or through prepayments or repayment of necessary operating lease facilities and amounts outstanding under the Leasing Facilities. The Company also expects to use the proceeds of the Offering for general corporate purposes, which may include investments in its business, funding potential future cash needs or operating losses, or funding working capital and capital expenditure needs. There can be no assurance that the Company will be able to successfully reduce its outstanding indebtedness, on favorable terms or at all.

As of the date hereof, the Company has: (i) C$40,250,000 principal amount outstanding of convertible unsecured subordinated debentures that will mature and be repayable on January 31, 2026 (the “January Debentures”) and (ii) C$35,000,000 principal amount outstanding of convertible unsecured subordinated debentures that will mature and be repayable on December 31, 2026 (the “December Debentures” and together with the January Debentures, the “Debentures”). The January Debentures accrue interest at the rate of 6.00% per annum payable semi-annually in arrears on the last day of January and July of each year commencing on July 31, 2021 until January 31, 2026. The December Debentures accrue interest at the rate of 6.25% per annum payable semi-annually in arrears on the last day of June and December of each year commencing on June 30, 2022 until December 31, 2026. In connection with the Offering, the conversion price of the Debentures will be adjusted pursuant to the terms thereof.

On February 12, 2021, the Company entered into a loan agreement governing a C$25.0 million senior secured revolving credit facility with the Royal Bank of Canada (“RBC”), as lender (the “RBC Facility”). On February 9, 2023, the Company extended the RBC Facility (the “Extended RBC Facility”). The Extended RBC Facility has a borrowing base of C$15 million and a one year term. Interest is calculated as at the Canadian or U.S. prime rate plus 75 basis points or the Canadian Dollar Offered Rate or Term Secured Overnight Financing Rate (“SOFR”) plus 200 basis points plus the Term SOFR Adjustment (as defined in the amended loan agreement governing the Extended RBC Facility). As at September 30, 2023, available borrowings are C$14.6 million (US$10.8 million), of which no amounts have been drawn.

Further, the Company has a C$5.0 million equipment leasing facility in Canada (the “Canada Leasing Facility”) of which, as at September 30, 2023, C$4.4 million (US$3.3 million) has been drawn and C$3.8 million (US$2.8 million) has been repaid, and a US$14.0 million equipment leasing facility in the United States (the “U.S. Leasing Facility” and, together with the Canada Leasing Facility, the “Leasing Facilities”) of which, as at September 30, 2023, US$13.3 million has been drawn and US$5.2 million has been repaid, each with RBC, and one of its affiliates, which are available for equipment expenditures and certain equipment expenditures already incurred. The Canadian Leasing Facility and the U.S. Leasing Facility, respectively, have seven and five-year terms and bear interest at 4.25% and 5.59%. The U.S. Leasing Facility is amortized over a six-year term and extendible at the Company’s option for an additional year. In connection with the Company’s decision to permanently close its operations at its manufacturing facility in Rock Hill, South Carolina, the Company intends to early settle the U.S. Leasing Facility in the next twelve months.

The proceeds from the Offering are not expected to be used on a specific timeline. We intend to invest the net proceeds of this Offering which we do not immediately use, and such investments may include short-term marketable investment grade securities. The actual amount that we spend in connection with each of the intended uses of proceeds will depend on a number of factors, including those referred to under “Risk Factors” and the risk factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2022, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023.

The following table sets out how we intend to use our available funds raised. We intend to spend the available funds as stated. We will reallocate funds only for sound business reasons. Management will have discretion in the actual application of the available funds. Any use of the available funds will be in furtherance of our business and consistent with our business objectives. We intend to invest the net proceeds of this Offering that we do not immediately use, and such investments may include short-term marketable investment grade securities.

Description of intended use of available funds	Assuming Standby Commitments Only(1)		Assuming 100% of the Offering
Reduce outstanding indebtedness(2)	C$	13,000,000	C$	13,000,000
General Corporate Purposes	C$	16,250,000	C$	16,250,000
Total: Equal to G in the available funds in the previous table	C$	29,250,000	C$	29,250,000

Note:

(1) Performance by the Standby Purchasers of their Standby Commitments will ensure that a total of 85,714,285 Common Shares are sold pursuant to the Offering for gross proceeds of C$30,000,000 (subject to adjustment for rounding), representing 100% of the Offering. The Standby Commitments require each Standby Purchaser to exercise its Basic Subscription Privilege in full and, in addition thereto, to purchase at the Subscription Price 50% of the Standby Shares, up to an aggregate subscription price of C$15,000,000 (including Common Shares acquired by such Standby Purchaser under its Basic Subscription Privilege and Additional Subscription Privilege, if any), so that the maximum number of Common Shares that may be issued and sold in connection with the Offering will be for gross proceeds of C$30,000,000. See “Insider Participation” and “Standby Commitment” below.

(2) The Company may reduce its outstanding indebtedness by any one or more of several means, including tender offers, open market or privately negotiated repurchases, or redemptions of its Debentures, or through prepayments or repayment of necessary operating lease facilities and amounts outstanding under the Leasing Facilities. To the extent the Company repurchases any Debentures held by 22NW with the proceeds of this Offering, including in a tender offer, 22NW may receive a portion of the proceeds from the Offering to the extent Debentures held by 22NW are purchased.

How long will the available funds last?

The Company believes it has sufficient liquidity to remain a going concern for at least the next 12 months. The Company expects to use the net proceeds from the Offering as stated above within 12 months following the closing of the Offering.

INSIDER PARTICIPATION

Will insiders be participating in the Offering?

22NW Fund, LP (“22NW”) and 726 BC LLC and 726 BF LLC (collectively, “726”) have agreed, upon and subject to the terms and conditions of the Standby Purchase Agreement dated November 20, 2023, to participate in the Offering. Together, 22NW and 726 are referred to as the “Standby Purchasers” and each is a “Standby Purchaser”. Aron English is a director of the Company and manager of 22NW Fund GP, LLC, the general partner of 22NW. Shaun Noll is a director of the Company and President and Chief Investment Officer of 726. Pursuant to the terms of the Standby Purchase Agreement, each Standby Purchaser may assign the Standby Purchase Agreement or any of its rights and obligations thereunder to one or more affiliates controlled by or under common control with such Standby Purchaser. On December 1, 2023, 726 BF LLC and 726 BC LLC each transferred their entire holdings, being 11,928,214 Common Shares 4,996,844 Common Shares, respectively, to WWT Opportunity #1 LLC (“WWT1”), a newly-formed LLC under common control with 726. As of December 1, 2023, WWT1 holds all Common Shares previously held by 726, and 726 no longer holds any Common Shares. In connection with the transfer of 726’s Common Shares to WWT1, WWT1 became subject to all obligations of 726 under the terms of the Standby Purchase Agreement. 726 and WWT1 are collectively referred to herein as the “726 Group”, and are collectively liable for 726’s obligations as Standby Purchaser under the Standby Purchase Agreement. References to “Standby Purchasers” herein include WWT1. In addition to the Common Shares transferred by 726, on December 1, 2023, Shaun Noll transferred 1,320,649 Common Shares to WWT1 and WWT1 acquired 3,939,925 Common Shares from a third party in an arm’s length transaction. As a result, as of the date hereof, the 726 Group holds 22,185,632 Common Shares representing approximately 21.17% of the issued and outstanding Common Shares. Also on December 1, 2023, 22NW purchased 4,524,378 Common Shares privately and through the facilities of the TSX. As of the date hereof, 22NW holds 25,880,788 Common Shares representing approximately 24.70% of the issued and outstanding Common Shares.

Specifically, pursuant to the Standby Purchase Agreement, each Standby Purchaser agreed to exercise its Basic Subscription Privilege in full, and in addition thereto, to purchase from the Company, at the Subscription Price, 50% and 50%, respectively, of all Standby Shares, up to an aggregate of 42,857,142 Common Shares or subscription price of C$15,000,000 (including Common Shares acquired by such Standby Purchaser under its Basic Subscription Privilege and Additional Subscription Privilege, if any). If the aggregate subscription price, for any Standby Purchaser, of (i) Common Shares purchased by such Standby Purchaser pursuant to its Basic Subscription Privilege and Additional Subscription Privilege, if any and (ii) 50% of the Standby Shares, exceeds C$15,000,000, the other Standby Purchaser is required to purchase such number of Standby Shares as is necessary so that the aggregate gross proceeds to the Company pursuant to the Offering is C$30,000,000. In no event, shall either Standby Purchaser be required to subscribe for Common Shares with an aggregate subscription price in excess of C$15,000,000.

Both Aron English and Shaun Noll have indicated to the Company that they intend to participate in the Offering and exercise, in full, their Basic Subscription Privileges; however, there is no obligation to do so under the Standby Commitment, or otherwise. As of the date hereof, English and Noll personally hold 1,777,369 and 9,957 Common Shares, respectively, representing approximately 1.70% and 0.01%, respectively, of the issued and outstanding Common Shares. As a result, the Company expects to issue 1,453,710 and 8,143 Common Shares to English and Noll, respectively, pursuant to the Basic Subscription Privilege, assuming each of English and Noll exercise their respective Basic Subscription Privileges in full. The number of Common Shares issuable to English and Noll pursuant to the Additional Subscription Privilege depends on the extent to which shareholders participate in the Offering and is not known to the Company at this time.

Other directors and executive officers of the Company may potentially elect to participate in the Offering with respect to Rights distributed in respect of their Common Shares that they own as of the Record Date. There is, however, no obligation to do so and the Company provides no assurances in this regard. It is expected that some of the directors and executive officers of the Company will participate in the Offering, but there is no guarantee that they will do so.

As a result of the Standby Commitments, the maximum number of Common Shares issuable under the Offering to which the Standby Purchasers have committed (being an aggregate of 85,714,285 Common Shares) will be sold, and the Company will realize gross proceeds of C$30,000,000 thereunder (subject to adjustment for rounding). See “Standby Commitment”.

Who are the holders of 10% or more of our securities before and after the Offering?

To the knowledge of our directors and executive officers, as of the date of this Circular the only persons who currently hold 10% or more of the issued and outstanding Common Shares or who may own 10% or more upon completion of the Offering, are as set out in the following table:

Name of Shareholder	Holdings before the Offering(1)	Holdings after the Offering(2)
22NW Fund, LP and Aron English (3)(4)	27,658,157 or 26.39%	70,515,299 or 37.01%
726 BC LLC, 726 BF LLC, WWT1 (the 726 Group) and Shaun Noll(4)	22,195,589 or 21.18%	65,052,731 or 34.15%

Notes:

(1)	Based on 104,797,972 outstanding Common Shares as of December 7, 2023.
(2)

Assumes that no Rights are exercised by any person other than the Standby Purchasers and all 85,714,285 Common Shares issuable under the Offering are collectively acquired by the Standby Purchasers pursuant to the terms of the Standby Purchase Agreement. Based on there being 190,512,257 Common Shares issued and outstanding as of the date of the closing of the Offering (104,797,972 Common Shares issued and outstanding as of December 7, 2023, plus 85,714,285 Common Shares issuable under the Standby Commitment).

(3)

In addition to the Common Shares disclosed in the table, as of the date hereof, 22NW additionally owns C$18,915,000 principal amount of the January Debentures and C$13,638,000 principal amount of the December Debentures, which are convertible into Common Shares in accordance with the terms thereof.

(4)	As reported on the Company’s SEDI profile.

DILUTION

If you do not exercise your Rights, by how much will your security holdings be diluted?

If you wish to retain your current percentage ownership of the Common Shares, you should exercise your Rights and pay the Subscription Price for the Common Shares to which you are entitled to subscribe for under the Basic Subscription Privilege. If you do not exercise your Rights or elect to sell or transfer your Rights, the value of the Common Shares currently held by you will be diluted as a result of the exercise of Rights by others. Assuming issuance of the maximum number of Common Shares under the Offering (85,714,285 Common Shares), and that you do not exercise any Rights and so do not acquire any Common Shares pursuant to the Offering, then your shareholdings will be diluted by approximately 45%.

STANDBY COMMITMENT

Who are the Standby Purchasers and what are the fees?

The Company has entered into a standby purchase agreement with the Standby Purchasers dated November 20, 2023 (the “Standby Purchase Agreement”), pursuant to which each Standby Purchaser has agreed to exercise its Basic Subscription Privilege in full and, in addition thereto, to collectively purchase all Standby Shares, so that 85,714,285 Common Shares will be sold and the Company will realize gross proceeds of C$30,000,000 under the Offering (subject to adjustment for rounding).

Specifically, pursuant to the Standby Purchase Agreement, the Standby Purchasers have each agreed to exercise its Basic Subscription Privilege in full, and in addition thereto, to purchase from the Company, at the Subscription Price, 50% and 50%, respectively, of all Standby Shares, up to an aggregate of 42,857,142 Common Shares or subscription price of C$15,000,000 (including Common Shares acquired by such Standby Purchaser under its Basic Subscription Privilege and Additional Subscription Privilege, if any). If the aggregate subscription price, for any Standby Purchaser, of (i) Common Shares purchased by such Standby Purchaser pursuant to its Basic Subscription Privilege and Additional Subscription Privilege, if any; and (ii) 50% of the Standby Shares, exceeds C$15,000,000, the other Standby Purchaser is required to purchase such number of Standby Shares, as is necessary so that the aggregate gross proceeds to the Company pursuant to the Offering is C$30,000,000. In no event shall either Standby Purchaser be required to subscribe to Common Shares with an aggregate subscription price in excess of C$15,000,000.

The Standby Commitments will ensure the Company realizes gross proceeds under the Offering of C$30,000,000. 22NW and the 726 Group, excluding any affiliates, currently hold approximately 24.70% and 21.17%, respectively, of the outstanding Common Shares and, as a result, will be entitled (and required under their Standby Commitments) to purchase 21,167,902 and 18,145,633 Common Shares with an aggregate subscription price of approximately C$7,408,766 and C$6,350,972 (collectively, C$13,759,738) under their respective Basic Subscription Privileges. The Standby Purchasers may also exercise their Additional Subscription Privilege, subject to the availability and pro rata allocation of Common Shares among shareholders exercising their Additional Subscription Privilege.

22NW and the 726 Group are related parties of the Company on the basis that each holds, together with its joint actors, more than 10% of the outstanding Common Shares. Further, Aron English, a director of the Company, is a manager of 22NW Fund GP, LLC, the general partner of 22NW. Shaun Noll, a director of the Company, is the President and Chief Investment Officer of each of 726 BC LLC and 726 BF LLC and Managing Member of WWT1. The Offering, and in particular the entering into of the Standby Purchase Agreement, may be considered “related party transactions” under MI 61-101. Pursuant to MI 61-101, related party transactions are subject to formal valuation and minority shareholder approval requirements unless an exemption is available from those requirements. The Offering, including the proposed Standby Purchase Agreement, are exempt from MI 61-101, pursuant to section 5.1(k) of MI 61-101. Other than the reimbursement of reasonable and customary out-of-pocket costs and expenses and reasonable legal fees incurred in connection with the Standby Purchase Agreement, to a maximum of C$30,000 per Standby Purchaser, the Standby Purchasers will not receive any fee for providing the Standby Commitments.

The Standby Purchase Agreement contains certain conditions precedent that must be satisfied by the closing of the Offering, and if any such conditions precedent are not satisfied (or waived by the Standby Purchasers) on or before January 5, 2024 (subject to any cure periods), or the Offering is otherwise terminated or cancelled, the Standby Purchase Agreement may be terminated by the Standby Purchasers. The Standby Purchase Agreement may also be terminated by the Standby Purchasers if (i) any order is made by a competent regulatory authority, and remains in effect, to cease trading the securities of the Company on the TSX; or (ii) the closing of the Offering has not occurred on or before January 31, 2024, provided that each Standby Purchaser has used commercially reasonable efforts to comply with its obligations under the Standby Purchase Agreement and that the Standby Purchaser seeking to terminate the Standby Purchase Agreement has not been the cause of the failure to close the Offering on or before January 31, 2024. The Company may terminate the Standby Purchase Agreement if the closing of the Offering has not occurred, or the Offering is otherwise terminated or cancelled, on or before January 31, 2024, provided the Company has used commercially reasonable efforts to comply with its obligations under the Standby Purchase Agreement.

The foregoing is a summary of certain terms of the Standby Purchase Agreement and is qualified in its entirety by reference to the full text of the Standby Purchase Agreement, a copy of which will be filed on SEDAR+ and is available electronically under the Company’s issuer profile at www.sedarplus.ca.

Have we confirmed that the Standby Purchasers have the financial ability to carry out their Standby Commitments?

To the knowledge of our directors and executive officers, each Standby Purchaser has the financial ability to carry out and perform its respective Standby Commitment.

What are the security holdings of the Standby Purchasers before and after the Offering?

To the knowledge of our directors and executive officers, each of the Standby Purchaser’s holdings of Common Shares, before and after the completion of the Offering, are set out in the following table.

	Common Shares Beneficially Owned Before Rights Offering(1)(2)		Common Shares Beneficially Owned After Rights Offering
	Number	Percentage	Number	Percentage(5)
22NW Fund, LP(3)	25,880,788	24.70%	68,737,930	36.08%
726 BC LLC, 726 BF LLC and WWT Opportunity #1 LLC(4)	22,185,632	21.17%	65,042,774	34.14%

(1)	Based on issued and outstanding Common Shares held by the Standby Purchasers as of the date of this Circular.
(2)	Based on 104,797,972 outstanding Common Shares as of December 7, 2023.
(3)

In addition to the Common Shares disclosed in the table above, 22NW additionally owns C$18,915,000 principal amount of the January Debentures and C$13,638,000 principal amount of the December Debentures, which are convertible into Common Shares in accordance with the terms thereof.

(4)

On December 1, 2023, 726 BF LLC and 726 BC LLC each transferred their entire holdings, being 11,928,214 Common Shares and 4,996,844 Common Shares, respectively, to WWT1, a newly-formed LLC under common control with 726. As of December 1, 2023, WWT1 holds all Common Shares previously held by 726, and 726 no longer holds any Common Shares. In connection with the transfer of 726’s Common Shares to WWT1, WWT1 became subject to all obligations of 726 under the terms of the Standby Purchase Agreement. In addition to the Common Shares transferred by 726, on December 1, 2023, Shaun Noll transferred 1,320,649 Common Shares to WWT1 and WWT1 acquired 3,939,925 Common Shares from a third party in an arm’s length transaction.

(5)

Assumes that no Rights are exercised by any person other than the Standby Purchasers and all 85,714,285 Common Shares issuable under the Offering up to the amount of the Standby Commitment are acquired by the Standby Purchasers pursuant to the terms of the Standby Purchase Agreement. Based on there being 190,512,257 Common Shares issued and outstanding as of the date of the closing of the Offering (104,797,972 Common Shares issued and outstanding as of December 7, 2023, plus 85,714,285 Common Shares issuable under the Standby Commitment).

MANAGING DEALER, SOLICITING DEALER AND UNDERWRITING CONFLICTS

The Company has not retained any managing dealer, soliciting dealer or other party to solicit subscriptions for Common Shares pursuant to the Offering.

HOW TO EXERCISE THE RIGHTS

How does a shareholder that is a Registered Holder participate in the Offering?

If you hold your Common Shares in your own name, you are a “Registered Holder”. In order to exercise the Rights represented by the Rights DRS Advice, the holder of Rights must complete and deliver the Subscription Form to the Subscription Agent in the manner set out below under the heading “How to Complete the Rights Subscription Form”. All exercises of Rights are irrevocable once submitted. If you wish to participate in this Offering, you must take the following steps, unless your Common Shares are held by a broker, bank, or other nominee:

•	deliver payment to the Subscription Agent using the methods outlined under the heading “Payment Methods” below; and

•

deliver a properly executed Subscription Form to the Subscription Agent at or before 5:00pm Eastern Time, on the Expiration Date, as set out under the heading “How to Complete the Rights Subscription Form” below.

If you send a payment that is insufficient to purchase the number of Common Shares you requested, or if the number of Common Shares you requested is not specified in the Subscription Form, the payment received will be applied to exercise your Basic Subscription Privilege. Unless you have specified the number of Common Shares you wish to purchase upon exercise of your Additional Subscription Privilege, any payment in excess of that required to exercise your Basic Subscription Privilege will be refunded. If the payment exceeds the Subscription Price for the full exercise of the Basic Subscription Privilege and Additional Subscription Privilege (to the extent specified by you and subject to pro rata allocation), the excess will be refunded. You will not receive interest on any payments refunded to you under this Offering.

Payment Methods

Your payment of the Subscription Price must be made in Canadian dollars for the full number of Common Shares for which you are subscribing by certified cheque, bank draft or money order payable to the Subscription Agent. The Subscription Agent will accept payment only by certified cheque, bank draft or money order payable to the Subscription Agent.

Your payment will be considered received by the Subscription Agent only upon receipt by the Subscription Agent of any certified cheque, bank draft or money order payable to the Subscription Agent. You should deliver your Subscription Form and payment of the Subscription Price to the Subscription Agent by one of the methods described below:

By Hand or Courier: 100 University Avenue, 8th Floor Computershare Investor Services Inc. Toronto, Ontario M5J 2Y1	By Mail: Computershare Investor Services Inc. 31 Adelaide Street E, PO Box 7021 Toronto, Ontario M5C 3H2

Your delivery to an address or by any method other than as set forth above will not constitute valid delivery.

How to Complete the Rights Subscription Form

Please use the Subscription Form to participate in the Offering by fully completing each box (as applicable), attaching your payment of the Subscription Price, and returning the Subscription Form and payment to the Subscription Agent prior to the Expiration Time on the Expiration Date. Your Rights balance is stated on the Rights DRS Advice.

Subscription Instructions

Basic Subscription Privilege: A holder or transferee of the Rights DRS Advice wishing to subscribe for Common Shares must complete Box 1 on the Subscription Form and deliver the Subscription Form together with payment in full of the Subscription Price to the Subscription Agent at its office shown above prior to the Expiration Time on the Expiration Date.

Completion of Box 1 constitutes a representation by the holder that (A) such holder is not an Ineligible Holder (as defined herein) or (B) if such holder is an Ineligible Holder (i) it has advised the Company of this fact in writing and, (ii) that such offering to and subscription by such holder is lawful and in compliance with all applicable securities and other laws where such holder is resident.

Additional Subscription Privilege: To subscribe for additional Common Shares, holders must complete Box 2 on the Subscription Form. Shareholders can only submit a request for additional Common Shares if all available Common Shares under the Basic Subscription Privilege (outlined above) have been subscribed for. Under the Additional Subscription Privilege, holders of Rights may subscribe for any amount of additional Common Shares, up to 85,714,285 Common Shares minus the number of shares subscribed for pursuant to their Basic Subscription Privilege, being the maximum amount of Common Shares that may be issued in the Offering. Payment for additional Common Shares should be combined with the payment for the Basic Subscription Privilege on one certified cheque, bank draft or money order made out to Computershare Investor Services Inc. A refund cheque will be issued for any additional Common Shares requested and not issued.

To Sell, Transfer, Divide, Or Combine Rights

To sell or transfer your Rights, please see the instructions provided with the Rights DRS Advice. Note that the Rights expire at the Expiration Time on the Expiration Date. If you plan on selling or transferring your Rights, ensure to provide ample time for intermediary processing.

To divide or combine your Rights, please send your Rights DRS Advice together with a letter of instruction detailing the combination or division of Rights and mail to Computershare Investor Services Inc. at one of the addresses of the Subscription Agent listed above. If you are dividing or combining your Rights, the registered name must remain the same. If you want to change the registered name of the Rights, refer to the transfer instructions contained in the Rights DRS Advice. Note that the Rights expire at the Expiration Time on the Expiration Date. If you plan on dividing or combining your Rights, ensure to provide ample time for intermediary processing.

Deliver or mail the completed Subscription Form and the applicable payment in the enclosed return envelope addressed to the Subscription Agent to be received by the Subscription Agent listed above before the Expiration Time on the Expiration Date. If mailing, registered mail is recommended. Please allow sufficient time to avoid late delivery. The signature of the Rights holder must correspond in every particular with the name that appears on the face of the Rights DRS Advice.

Signatures by a trustee, executor, administrator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Company in its sole discretion, and any determination by the Company will be final and binding on the Company and its shareholders. The Company reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be unlawful. The Company also reserves the right to waive any defect in respect of any particular subscription. Neither the Company nor the Subscription Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any such notice. Any holder of Rights that fails to complete their subscription in accordance with the foregoing instructions prior to the expiration of the Offering will forfeit their Rights under the Basic Subscription Privilege and the Additional Subscription Privilege attaching to those Rights.

How does a shareholder that is not a Registered Holder participate in the Offering?

If you hold your Common Shares in the name of a securities broker or dealer, bank or trust company or other participant (a “Participant”) in the book based system administered by the Canadian Depository for Securities (“CDS”) or in the book based system administered by the Depository Trust Company (“DTC”), then your broker, bank, or other nominee is the Registered Holder of the Common Shares you own. As a beneficial owner, you should instruct the Registered Holder to exercise your Right on your behalf and deliver all required documents and payment before the expiration of the Offering. The Registered Holder must exercise the Rights on your behalf for the Common Shares you wish to purchase. You should contact the Registered Holder of the rights as soon as possible as they may establish an earlier deadline for receiving subscription instructions.

If you wish to participate in this Offering and purchase Common Shares, please promptly contact the Registered Holder of your Common Shares. You should contact the Registered Holder for instruction to participate in the Offering.

Who is eligible to receive Rights?

The Rights are being offered to holders of our Common Shares as of the close of business on the Record Date residing in all provinces and territories of Canada and in all states in the United States (the “Eligible Jurisdictions”). Holders of our Common Shares residing in the state of Arizona will receive Rights, however, we will not sell the Common Shares issuable on the exercise of Rights in the state of Arizona. Shareholders not resident in Eligible Jurisdictions (“Ineligible Holders”) that are able to establish to the Company’s satisfaction, in its sole discretion, not later than December 28, 2023, that an offering to and subscription by such holder of Rights and Common Shares is lawful and in compliance with all securities and other laws applicable in the Eligible Jurisdictions and in the jurisdiction where such Ineligible Holder is resident and would not require that the Company file any document, take any proceeding, make any application, obtain any approval, give any notice or make any payment, in each case of any kind or nature whatsoever, including by delivering a representation letter in the form presented by the Company (an “Approved Holder”), will be eligible to receive Rights.

No Rights or Common Shares issuable upon exercise thereof are offered for sale, and no offers to purchase securities are solicited, in any jurisdiction that is not an Eligible Jurisdiction, or to or from Ineligible Holders.

Ineligible Holders will not receive a Rights DRS Advice and Subscription Form, but will be sent a letter advising (i) that their Rights will be held by the Subscription Agent, as agent for the benefit of all such Ineligible Holders, and (ii) how Ineligible Holders might establish their ability to participate in the Offering and subscribe for Common Shares as an Approved Holder, failing which the Subscription Agent will attempt to sell the Rights for the benefit of such Ineligible Holder.

What is the Additional Subscription Privilege and how can you exercise this privilege?

If you fully exercise your Basic Subscription Privilege (other than those Rights to acquire less than one whole Common Share, which cannot be exercised) and other shareholders do not fully exercise their Basic Subscription Privileges, you may also exercise an Additional Subscription Privilege to purchase additional Common Shares not issued under the Basic Subscription Privilege, subject to the availability and pro rata allocation of Common Shares among shareholders exercising this Additional Subscription Privilege.

To the extent the number of Common Shares not issued under the Basic Subscription Privilege is not sufficient to satisfy all of the properly exercised Additional Subscription Privilege requests, then the available Common Shares will be prorated among those who properly exercised their Additional Subscription Privilege based on the number of Common Shares that such Rights holder subscribed for under the Basic Subscription Privilege compared to the total number of Common Shares subscribed for under the Basic Subscription Privilege by the holders properly exercising the Additional Subscription Privilege. If this pro rata allocation results in any shareholder receiving a greater number of Common Shares than the shareholder subscribed for pursuant to the exercise of the Additional Subscription

Privilege, then such shareholder will be allocated only that number of Common Shares for which the shareholder subscribed for pursuant to the exercise of the Additional Subscription Privilege, and the remaining Common Shares will be allocated among all other shareholders exercising the Additional Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all Common Shares have been allocated or all Additional Subscription Privilege exercises have been fulfilled, whichever occurs earlier. You may only request additional Common Shares pursuant to the Additional Subscription Privilege once, as you will not be able to participate in multiple rounds of the Additional Subscription Privilege as the number of subscribers under the Additional Subscription Privilege becomes known. Accordingly, you should request the maximum number of Common Shares you wish to subscribe for when you complete and deliver the Subscription Form. See “How to Exercise the Rights”.

Shareholders who wish to maximize their allocation in the Offering should exercise their Basic Subscription Privilege in full and exercise their Additional Subscription Privilege for the maximum amount of Common Shares they are willing to purchase, up to the maximum number of Common Shares that may be issued in the Offering. However, to the extent the number of Common Shares not issued under the Basic Subscription Privilege is not sufficient to satisfy all of the properly exercised Additional Subscription Privilege requests, then the available Common Shares will be prorated in accordance with the proration process described above.

If you wish to retain your current percentage ownership of the Common Shares, you should exercise your Rights and pay the Subscription Price for the Common Shares to which you are entitled to subscribe for under the Basic Subscription Privilege. If you do not exercise your Rights or elect to sell or transfer your Rights, the value of the Common Shares currently held by you will be diluted as a result of the exercise of Rights by others.

How does a Rights holder sell or transfer Rights?

The Rights will be transferable during the course of the Offering. We expect the Rights will trade on the TSX under the symbol “DRT.RT”, beginning on December 11, 2023, until 12:00 p.m., Eastern Time, on the Expiration Date. As a result, you may transfer or sell your Rights during the course of the subscription period if you do not want to purchase any Common Shares. The Rights are a new issue of securities, however, and do not have an established trading market. We cannot give you any assurance that a market for the Rights will develop or, if a market does develop, as to how long it will continue or at what prices the Rights will trade. Therefore, we cannot assure you that you will be able to sell any of your Rights or as to the value you may receive in a sale. The Subscription Agent will only facilitate subdivisions or transfers of the Rights until 5:00 p.m., Eastern Time, on January 2, 2024, three business days prior to the Expiration Date.

When can you trade securities issuable upon the exercise of your Rights?

The outstanding Common Shares are listed on the TSX under the symbol “DRT”. We expect the Rights and the Common Shares issuable upon the exercise of the Rights will be listed on the TSX under the symbol “DRT.RT”. We anticipate that the Rights will be listed and available for trading on December 11, 2023.

Are there restrictions on the resale of Rights?

Canada

The Rights being issued hereunder and the Common Shares issuable upon the exercise of the Rights (collectively, the “Offered Securities”) are being distributed by the Company in Canada pursuant to exemptions from the prospectus requirements under Canadian securities laws. Resale of the Offered Securities may be subject to restrictions pursuant to applicable securities legislation then in force. Set out below is a general summary of the restrictions governing first trades in the Offered Securities in Canada. Additional restrictions may apply to “insiders” of the Company and holders of the Common Shares who are “control persons” or the equivalent or who are deemed to be part of what is commonly referred to as a “control block” in respect of the Company for purposes of Canadian securities legislation. Each holder of Rights is urged to consult with his or her professional advisors to determine the exact conditions and restrictions applicable to trades of the Offered Securities.

Generally, the first trade of any of the Offered Securities will be exempt from the prospectus requirements under Canadian securities legislation and such Offered Securities may be resold without hold period restrictions if: (i) the Company is and has been a “reporting issuer” in a jurisdiction of Canada for the four months immediately preceding the trade; (ii) the trade is not a “control distribution” as defined in applicable securities legislation; (iii) no unusual effort is made to prepare the market or to create a demand for the Offered Securities; (iv) no extraordinary commission or other consideration is paid in respect of such trade; and (v) if the seller is an insider or officer of the Company, the seller has no reasonable grounds to believe that the Company is in default of applicable securities legislation.

If such conditions have not been met, then the Offered Securities may not be resold except pursuant to a prospectus or prospectus exemption, which may only be available in limited circumstances. As at the date hereof the Company has been a reporting issuer for more than four months in each of the provinces of Canada.

United States

There are no restrictions on the resale of Rights under applicable U.S. securities laws except for Rights acquired by affiliates of the Company or Rights distributed on Common Shares that are “restricted securities” under U.S. securities laws. Rights held by persons who are not affiliates of the Company will be freely transferable for resale without restrictions or further registration under the Securities Act of 1933 (the “Securities Act”). The resale limitations of Rule 144 promulgated under the Securities Act will apply to transfers of Rights by affiliates of the Company. Rights distributed on Common Shares that are “restricted securities” under U.S. securities laws will also be “restricted securities” and may not be transferred except in compliance with Rule 144, including its holding period (which will not be available during the Offering).

Will we issue fractional underlying securities upon exercise of the Rights?

No. The Basic Subscription Privilege of each Right will entitle you to purchase 0.81790023 Common Shares at the Subscription Price of C$0.35 per whole Common Share, exercisable for whole Common Shares only. You may not exercise your Rights to acquire less than one whole Common Share. Where any exercise of Rights would otherwise entitle a holder of Rights to receive fractional Common Shares, the holder’s entitlement will be reduced and rounded down to the next lowest whole number of Common Shares, and the fraction shall be cancelled without any repayment of capital or other consideration therefor.

APPOINTMENT OF SUBSCRIPTION AGENT

Who is the Subscription Agent?

Computershare Investor Services Inc. is the Subscription Agent for the Offering. The Subscription Agent has been appointed to receive subscriptions and payments from holders of Rights and to perform services relating to the exercise and transfer of Rights.

The subscription office of the Subscription Agent is located at:

By Hand or Courier: 100 University Avenue, 8th Floor Computershare Investor Services Inc. Toronto, Ontario M5J 2Y1 Attention: Corporate Actions	By Mail: Computershare Investor Services Inc. 31 Adelaide Street E, PO Box 7021 Toronto, Ontario M5C 3H2 Attention: Corporate Actions

What happens if we do not receive funds from the Standby Purchasers?

The Company has entered into an agreement with the Subscription Agent under which, in the event the Offering does not proceed, the Subscription Agent will return all funds held by it to holders of Rights that have already subscribed for Common Shares under the Offering, without interest or deduction.

RISK FACTORS

An investment in our securities involves risks. Before you invest in our securities, you should carefully consider the risk factors set out under the heading “Risk Factors” in the U.S. Prospectus, the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2023, the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, and in the Company’s Quarterly Reports on Form 10-Q, which are available on SEDAR+ (www.sedarplus.ca) or on the SEC’s website (www.sec.gov), as applicable.

Our share price has been and may continue to be volatile, which could cause the value of your investment to decline.

Our Common Shares are currently listed on the TSX under the symbol “DRT”. The price of our Common Shares has in the past fluctuated significantly, and may fluctuate significantly in the future, depending upon a number of factors, many of which are beyond our control and may adversely affect the market price of our Common Shares. These factors include: (i) variations in quarterly results of operations; (ii) deviations in our earnings from publicly disclosed forward-looking guidance; (iii) changes in earnings estimates by analysts; (iv) our announcements or our competitors’ announcements of significant contracts, acquisitions, strategic partnerships or joint ventures; (v) general conditions in the offsite construction and manufacturing industries; (vi) sales of our Common Shares by our significant shareholders; (vii) fluctuations in stock market price and volume; and (viii) other general economic conditions.

In the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation has been brought against that company. If our share price is volatile, we may become the target of securities litigation in both the United States and Canada. Securities litigation could result in substantial costs and divert management’s attention and resources from our business and could have an adverse effect on our business, financial condition and results of operations.

Although we anticipate the Rights will be listed on the TSX, there is currently no market through which the Rights may be sold and no guarantee that an active trading market will develop.

The Rights are expected to be listed on the TSX on December 11, 2023, however, there is currently no market through which the Rights may be sold and purchasers may not be able to resell Rights. This may affect the pricing of the Rights in the secondary market, the transparency and the availability of trading prices, the liquidity of the securities and the extent of issuer regulation. There can be no assurance that an active trading market will develop for the Rights, or if developed, that such a market will be sustained. We anticipate the Rights will be transferable until 12:00 pm (Eastern Time) on the Expiration Date at which time the Rights will be halted from trading and they will be no longer transferable. Since the Rights will not be listed on a U.S. securities exchange, holders of Rights will not be able to sell or transfer the Rights on a U.S. securities exchange. Therefore, such sales or transfers may be more difficult to facilitate.

This Offering may cause the price of our Common Shares to decrease and you may be able to purchase our Common Shares on the open market at a price below the Subscription Price.

The announcement of this Offering, the Subscription Price, and the number of Common Shares we could deliver if this Offering is completed could result in an immediate decrease in the trading price of our Common Shares. This decrease may occur before the expiration of this Offering and continue after consummation of this Offering. If such a decrease occurs, your purchase of Common Shares in this Offering may be at a price greater than the prevailing trading price. Further, if a substantial number of Rights are exercised and the holders of Common Shares received upon exercise of those Rights choose to sell some or all of those shares, the resulting sales could depress the market price of our Common Shares. Accordingly, you may be able to purchase our Common Shares on the open market at a price below the Subscription Price. The last reported sale price of our Common Shares on the TSX on November 20, 2023 was C$0.46.

The market price of the Rights and the Common Shares may be volatile and could be subject to fluctuations.

The market price of the Rights and the underlying Common Shares may be volatile and subject to wide fluctuations and will be based on a number of factors, including, without limitation: (i) the overall condition of the equity markets; (ii) the markets for similar securities; (iii) the financial condition, results of operation and prospects of us; (iv) the publication of earnings estimates for us or other research reports and speculation regarding us in the press or investment community; (v) changes in the industry in which we operate and competition affecting us; (vi) general market and economic conditions; (vii) the market reaction to the COVID-19 pandemic and its impact on the

Company; (viii) acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; or (ix) the other risks described or referred to in this Circular and the U.S. Prospectus. The condition of the equity markets and price of our Common Shares have fluctuated significantly in recent years and are likely to continue to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the market price of the Rights and the Common Shares.

The volatility may affect the ability of holders of Rights to sell the Rights at a favorable price. Additionally, volatility in the market price of the Common Shares may result in greater volatility in the market price of the Rights.

The Subscription Price determined for the Offering is not an indication of the fair value of our Common Shares.

The Subscription Price in the Offering is equal to C$0.35, which is significantly lower than the closing price of our Common Shares on November 20, 2023 of C$0.46 on the TSX. In accordance with the TSX Company Manual, the Subscription Price must be at least a 25% discount to the market price of our Common Shares, determined in accordance with the rules of the TSX. The Subscription Price does not necessarily bear any relationship to the book value of our assets, net worth, past operations, cash flows, losses, financial condition, or any other established criteria for valuing the Company. You should not consider the Subscription Price an indication of the value of the Company or our Common Shares. You should not assume or expect that, after the Offering, our Common Shares will trade at or above the Subscription Price. We can give no assurance that our Common Shares will trade at or above the Subscription Price in any given time period.

You may not revoke your exercise of your Rights, and your purchase of Common Shares in the Offering may be at a price higher than the market price.

Once you exercise your Rights, you may not revoke the exercise even if you later learn information that you consider to be unfavorable to the exercise of your Rights.

The public trading market price of our Common Shares may decline before the Rights expire. If you exercise your Rights and, afterwards, the market price of our Common Shares falls below the Subscription Price, then you will have committed to buy Common Shares in the Offering at a price that is higher than the market price. Moreover, we cannot assure you that you will ever be able to sell Common Shares that you purchased in the Offering at a price equal to or greater than the Subscription Price. You should not exercise your Rights unless you are certain that you wish to purchase additional shares of our Common Shares at a Subscription Price of C$0.35 per Common Share.

Until your account at your broker, custodian bank or other nominee is credited upon expiration of the Offering, you may not be able to sell the Common Shares that you purchase in the Offering. We will credit your account at your broker, custodian bank or other nominee with our Common Shares, electronically in registered, book-entry form only on our records or on the records of our transfer agent, Computershare, that you purchased pursuant to your Basic Subscription and Additional Subscription Privileges as soon as practicable after the Offering has expired and all proration calculations, reductions, and additions contemplated by the terms of the Offering have been effected.

You will need to act promptly and to carefully follow the subscription instructions, or your exercise of Rights will be rejected.

Shareholders who desire to purchase Common Shares in this Offering must act promptly to ensure that all required forms and payments are actually received by the Subscription Agent prior to the Expiration Time on the Expiration Date. If you are a beneficial owner of Common Shares, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the Subscription Agent prior to the expiration of the subscription period. You should contact the Registered Holder of the rights as soon as possible as they may establish an earlier deadline for receiving subscription instructions. We are not responsible if your broker, dealer, custodian bank or nominee fails to ensure that all required forms and payments are actually received by the Subscription Agent prior to the Expiration Time on the Expiration Date. If you fail to complete and sign the required Subscription Forms, or you send an insufficient payment amount, or your payment does not clear, or you otherwise fail to follow the subscription procedures that apply to your exercise in this Offering prior to the Expiration Time on the Expiration Date, the Company may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. Neither we, nor our Subscription Agent, will undertake to contact you concerning, or attempt to correct, an incomplete or incorrect Subscription Form or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

You will not receive interest on subscription funds, including any funds ultimately returned to you.

You will not earn any interest on your subscription funds while they are being held by the Subscription Agent pending the closing of this Offering. In addition, if you exercise your Additional Subscription Privilege and are not allocated all of the Common Shares for which you subscribe for pursuant to the exercise of the Additional Subscription Privilege, neither we, nor the Subscription Agent, will have any obligation with respect to the Rights except to return, without interest or deduction, any subscription payments to you.

You may not receive all of the Common Shares you subscribe for pursuant to the Additional Subscription Privilege.

If an insufficient number of Common Shares are available to fully satisfy all properly exercised Additional Subscription Privilege requests, the available Common Shares will be distributed proportionately among shareholders who properly exercised their Additional Subscription Privileges based on the number of Common Shares each shareholder subscribed for under its Basic Subscription Privilege. If this pro rata allocation results in any shareholder receiving a greater number of Common Shares than the shareholder subscribed for pursuant to the exercise of the Additional Subscription Privilege, then such shareholder will be allocated only that number of shares for which the shareholder subscribed for pursuant to the exercise of the Additional Subscription Privilege, and the remaining Common Shares will be allocated among all other shareholders exercising the Additional Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all Common Shares have been allocated or all over-subscription exercises have been fulfilled, whichever occurs earlier.

You may not be able to resell any of our Common Shares that you purchase pursuant to the exercise of Rights immediately upon expiration of the subscription period or be able to sell your shares at a price equal to or greater than the Subscription Price.

If you exercise your Rights, you may not be able to resell the underlying Common Shares until you or your broker, dealer, custodian bank or other nominee, if applicable, have received those shares. Moreover, you will have no rights as a holder of the Common Shares that you purchased in this Offering until we issue the shares to you. Although we will endeavor to issue the Common Shares promptly after completion of this Offering, there may be a delay between the Expiration Date and the time that the Common Shares are issued. In addition, we cannot assure you that, following the exercise of your Rights, you will be able to sell your Common Shares at a price equal to or greater than the Subscription Price.

If the holders of our Common Shares (other than the Standby Purchasers) do not exercise their Rights and the Standby Purchasers perform their Standby Commitments, the Standby Purchasers would experience an increase in ownership of our Common Shares after the completion of the Offering and would be able to exercise a more significant level of control over the Company.

The Standby Purchasers have agreed, upon and subject to the terms and conditions of the Standby Purchase Agreement, to participate in the Offering. As of the date hereof, 22NW (and Aron English) and the 726 Group (and Shaun Noll) hold 27,658,157 and 22,195,589 issued and outstanding Common Shares, representing approximately 26.39% and 21.18% of the issued and outstanding Common Shares, respectively. As of the date hereof, 22NW owns C$18.9 million principal amount of the January Debentures and C$13.6 million principal amount of the December Debentures.

If no Rights are exercised by any person other than the Standby Purchasers and all 85,714,285 Common Shares issuable under the Offering are acquired by the Standby Purchasers pursuant to the terms of the Standby Purchase Agreement, 22NW (and Aron English) and the 726 Group (and Shaun Noll) would hold 70,515,299 and 65,052,731 issued and outstanding Common Shares, representing approximately 37.01% and 34.15%, respectively, of the issued and outstanding Common Shares after the completion of the Offering. As a result, these shareholders would be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our amended and restated articles of amalgamation, and approval of significant corporate transactions, barring any requirement for such shareholder to recuse itself from any such vote pursuant to applicable corporate law or the rules and regulations of any applicable stock exchanges. Further, affiliates of 22NW and the 726 Group also serve as directors on the Board. This control could have the effect of delaying or preventing a change of control of the Company or changes in management and would make the approval of certain transactions difficult or impossible without the support of these shareholders. Additionally, the perception that these shareholders would have the ability to control or significantly influence the Company could cause our Common Shares to be less attractive to certain investors or otherwise result in a decline in the trading price of our Common Shares.

If you do not fully exercise your Rights, your interest in us will be significantly diluted if and to the extent other shareholders fully exercise their Basic Subscription and Additional Subscription Privileges or the Standby Purchasers perform their obligations under their respective Standby Commitments.

If you do not choose to fully exercise your Rights, your percentage ownership interest in the Company will decrease if and to the extent other shareholders fully exercise their Basic Subscription and Additional Subscription Privileges, if applicable. Further, due to the Standby Commitments, we expect the Standby Purchasers to purchase all remaining shares of Common Shares that are not subscribed for by others under the Basic Subscription or Additional Subscription Privileges. If you do not exercise your Rights at all, your percentage ownership in the Company could decrease significantly if and to the extent other shareholders fully exercise their Basic Subscription and Additional Subscription Privileges. In addition, if you do not exercise your Basic Subscription Privilege in full and the Subscription Price is less than the fair value of our Common Shares, you would experience immediate dilution of the value of your Common Shares relative to what your value would have been had our Common Shares been issued at fair value. This dilution could be substantial.

Significant sales of our Common Shares, or the perception that significant sales may occur in the future, including by our insiders, may cause our share price to decline.

The sale of substantial amounts of the Rights or our Common Shares could adversely affect the price of these securities. Additionally, a significant portion of our outstanding Common Shares are held by our directors and executive officers. Resales of a substantial number of Common Shares by these shareholders, announcements of the proposed resale of substantial amounts of our Common Shares, or the perception that substantial resales may be made by such shareholders could adversely affect the market price of our Common Shares. We cannot foresee the impact of such potential sales on the market, but it is possible that if a significant percentage of Common Shares and Rights were attempted to be sold within a short period of time, the market for our Common Shares and Rights would be adversely affected. It is also unclear whether or not the market for our Common Shares (and any market that develops for our Rights) could absorb a large number of attempted sales in a short period of time, regardless of the price at which they might be offered.

In administering this Offering, we will be relying on statements, representations and other information provided to us by third parties.

In administering the exercising of Rights and the pro rating of Additional Subscription Privilege requests in this Offering, we will rely on the accuracy of various statements and representations provided to us by brokers, dealers, holders of Rights and other third parties. If these statements or representations are false or inaccurate, it may delay or otherwise negatively affect our or the Subscription Agent’s ability to administer this Offering in accordance with the terms and conditions described in this Circular.

We have historically not paid dividends on our Common Shares.

We have not declared or paid any dividends on Common Shares to date. The declaration and payment of dividends is at the discretion of the Board, taking into account our earnings, capital requirements and financial condition, restrictions on our ability to pay dividends under our credit facilities, and such other factors as the Board considers relevant. Restrictions on our ability to pay dividends under our C$15.0 million senior secured revolving credit facility, dated February 9, 2023, with the Royal Bank of Canada generally limits our ability to pay any dividends or make any other distribution on our outstanding capital shares.

We have broad discretion to use the net proceeds from the Offering.

We intend to use the net proceeds of the Offering in the manner described under “Use of Available Funds.” We maintain broad discretion to spend the proceeds in ways that we deem most efficient. The application of the proceeds to various items may not necessarily enhance the value of our Common Shares. Our failure to effectively utilize the net proceeds of the Offering could adversely affect our business and, consequently, could adversely affect the price of our Common Shares on the open market.

We may use a portion of the proceeds from the Offering to reduce our outstanding indebtedness; however, there can be no assurance that we will be able do so on favorable terms or at all.

We may use proceeds from the Offering to reduce our outstanding indebtedness, including through, among other things, potential repayment of required operating lease facilities and amounts outstanding under the Leasing Facilities, repayment of other debt types, open market or privately negotiated repurchases, tender offers, or redemptions of the Company’s outstanding Debentures. However, there can be no assurance that we will be successful in reducing our outstanding indebtedness, either on favorable terms or at all.

ADDITIONAL INFORMATION

Where can you find more information about us?

You can access our continuous disclosure documents filed with Canadian securities regulators on SEDAR+ under our issuer profile at www.sedarplus.ca. You can also find additional information about us at www.dirtt.com.

MATERIAL FACTS AND MATERIAL CHANGES

There is no material fact or material change about the Company that has not been generally disclosed.

FORWARD LOOKING STATEMENTS

This Circular contains forward-looking information within the meaning of applicable securities legislation, which reflects the Company’s current expectations regarding future events, including statements about the Offering and the timing thereof, the gross proceeds of the Offering, the Standby Purchase Agreement, listing of the Rights, and the expected use of proceeds, and the Company’s debt reductions and the timing, method and amount thereof. In some cases forward-looking information can be identified by such terms as “will”, “anticipate” and “expect”. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control that could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. The Company’s estimates, beliefs and assumptions, which may prove to be incorrect, including those relating to the Company’s ability to complete the Offering, its use of proceeds from the Offering or the ability of the Standby Purchasers to comply with their obligations under the Standby Commitment Agreement. The risks and uncertainties that may affect forward-looking information include, but are not limited to, market conditions, business and financial results, and other factors discussed under “Risk Factors” in the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2023, and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, and in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, which are available on SEDAR+ (www.sedarplus.ca) and on the SEC’s website (www.sec.gov). The Company does not undertake any obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. This forward-looking information speaks only as of the date of this Circular.